Exhibit 4.1
2009 INCENTIVE PLAN

1.
Purpose. The purpose of Lakeland Industries, Inc.’s 2009 Incentive Plan (the “Plan”) is to motivate key employees and directors to produce a superior return to the stockholders of Lakeland Industries, Inc. by offering them an opportunity to participate in stockholder gains, by facilitating stock ownership and by rewarding them for achieving a high level of corporate financial performance. The Plan is also intended to facilitate recruiting and retaining talented executives for key positions by providing an attractive capital accumulation opportunity.

2.	Definitions.

2.1	The following terms, whenever used in this Plan, shall have the meanings set forth below:

(a)
“Affiliate” means any corporation or limited liability company, a majority of the voting stock or membership interests of which is directly or indirectly owned by the Company, and any partnership or joint venture designated by the Committee in which any such corporation or limited liability company is a partner or joint venture.

(b)	“Award” means a grant made under this Plan in the form of Performance Shares, Restricted Stock, Restricted Share Rights, or Stock Awards.

(c)
“Award Agreement” means a written agreement or other communication evidencing the terms and conditions of an Award in the form of either an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or a certificate, notice, term sheet or similar communication.

(d)	“Beneficiary” means the person or persons determined in accordance with Section 12.

(e)	“Board” means the Board of Directors of the Company.

(f)	Intentionally left blank

(g)	“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

(h)	“Committee” has the meaning set forth in Section 3.

(i)	“Company” means Lakeland Industries, Inc., a Delaware corporation.

(j)
“Earnings Per Share” means the Company’s diluted earnings per share as reported in the Company’s consolidated financial statements for the applicable performance period, adjusted in the same manner as provided below for Net Income.

(k)	“Employee” means an individual who is a common law employee (including an officer or director who is also an employee) of the Company or an Affiliate.

(l)	“Fair Market Value” as of any date means, unless a different calculation measure is specified by the Committee, the immediately preceding trading day’s closing sales price of a Share on the NASDAQ.

(m)	Intentionally left blank.

(n)
“Net Income” shall mean the Company’s net income for the applicable performance period as reported in the Company’s consolidated financial statements, adjusted to eliminate the effect of (i) losses resulting from discontinued operations, (ii) extraordinary gains or losses, (iii) the cumulative effect of changes in generally accepted accounting principles, and (iv) any other unusual or non-recurring gain or loss which is separately identified and quantified.

(o)	Intentionally left blank

(p)	Intentionally left blank

(q)	“Participant” means a person described in Section 5 designated by the Committee to receive an Award under the Plan.

(r)	“Performance Cycle” means the period of time of not fewer than two years or more than five years as specified by the Committee over which Performance Shares or Performance Units are to be earned.

(s)
“Performance Shares” means an Award made pursuant to Section 6 which entitles a Participant to receive Shares, their cash equivalent, or a combination thereof, based on the achievement of performance targets during a Performance Cycle.

(t)	Intentionally left blank

(u)	“Plan” means this 2009 Incentive Plan, as amended from time to time.

(v)	“Qualifying Performance Criteria” has the meaning set forth in Section 16.2.

(w)	Intentionally left blank.

(x)	“Restricted Stock” means Stock granted under Section 7 that is subject to restrictions imposed pursuant to said Section.

(y)
“Retirement” means termination of employment after reaching the earliest of (i) age 55 with 10 completed years of service, or (ii) 80 points (with one point credited for each completed age year and one point credited for each completed year of service), or (iii) age 65. For purposes of this definition, a Participant is credited with one year of service after completion of each full 12-month period of employment with the Company or an Affiliate as determined by the Company or Affiliate.

(y.1)
“Return on Assets” (ROA) means the Net Income of the Company on an annualized basis, divided by the Company’s average total assets as reported in the Company’s consolidated financial statements for the relevant performance period.

(z)
“Return on Equity” (ROE) means the Net Income of the Company on an annualized basis, divided by the Company’s average total common equity excluding average accumulated comprehensive income as reported in the Company’s consolidated financial statements for the relevant performance period.

(z.1)
“Return on Investment” (ROI) means the Net Income of the Company on an annualized basis, divided by the Company’s average total common equity , long term debt including current maturities thereof, and short term borrowings, excluding average accumulated comprehensive income as reported in the Company’s consolidated financial statements for the relevant performance period.

(aa)	“Share” means a share of Stock.

(bb)	“Stock” means the common stock, $0.01 par value, of the Company.

(cc)	Intentionally left blank

(dd)	“Stock Award” means an award of Stock granted to a Participant pursuant to Section 8.

(ee)	“Term” means the period during which the restrictions placed on a Restricted Share Right or Restricted Stock are in effect.

2.2
Gender and Number. Except when otherwise indicated by context, reference to the masculine gender shall include, when used, the feminine gender and any term used in the singular shall also include the plural.

3.	Administration.

3.1
Administration of the Plan. The Plan shall be administered by the Compensation Committee of the Board or such other committee selected by the Board and consisting of two or more members of the Board (the “Committee”). Any power of the Committee may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934, as amended, or cause an Award not to qualify for treatment as “performance based compensation” under Section 162(m) of the Code. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control. The Committee may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any Affiliate, and/or to one or more agents.

3.2
Powers of the Committee. Subject to the express provisions of this Plan, the Committee shall be authorized and empowered to take all actions that it determines to be necessary or appropriate in connection with the administration of this Plan, including, without limitation: (i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein; (ii) to determine which persons are eligible to be granted Awards under Section 5, to which of such persons, if any, Awards shall be granted hereunder and the timing of any such Awards; (iii) to grant Awards to Participants and determine the terms and conditions of Awards, including the number of Shares subject to Awards, the exercise or exercise price of such Shares, and the circumstances under which Awards become exercisable or vested or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events, or other factors; (iv) to establish and certify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award; (v) to prescribe and amend the terms of Award Agreements or other documents relating to Awards made under this Plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan; (vi) to determine whether, and the extent to which, adjustments are required pursuant to Section 25; (vii) to interpret and construe this Plan, any rules and regulations under this Plan, and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions in good faith and for the benefit of the Company; and (viii) to make all other determinations deemed necessary or advisable for the administration of this Plan.

3.3
Determinations by the Committee. All decisions, determinations and interpretations by the Committee regarding the Plan, any rules and regulations under the Plan, and the terms and conditions of or operation of any Award granted hereunder, shall be final and binding on all Participants, Beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

4.	Shares Available Under the Plan; Limitation on Awards.

4.1
Aggregate Limits. Subject to adjustment as provided in Section 25, the aggregate number of Shares issuable pursuant to all Awards under this Plan on or after April 13, 2009 shall not exceed 253,000 Shares. The Shares issued pursuant to Awards granted under this Plan may consist, in whole or in part, of authorized but unissued Stock or treasury Stock not reserved for any other purpose.

4.2
Issuance of Shares. For purposes of this Section 4, the aggregate number of Shares available for Awards under this Plan at any time shall not be reduced by Shares subject to Awards that have been canceled, expired, forfeited or settled in cash.

4.3	No Participant may be granted awards under the 2009 Incentive Plan with respect to an aggregate of more than 30,000 shares of stock (subject to adjustment as described below) during any fiscal year.

5.
Participation. Participation in the Plan shall be limited to Employees or Directors of the Company or an Affiliate selected by the Committee. Participation is entirely at the discretion of the Committee, and is not automatically continued after an initial period of participation.

6.
Performance Shares and Performance Units. An Award of Performance Shares or Performance Units under the Plan shall entitle the Participant to future payments or Shares or a combination thereof based upon the level of achievement with respect to one or more pre-established performance criteria (including Qualifying Performance Criteria) established for a Performance Cycle.

6.1	Amount of Award. The Committee shall establish a baseline and maximum amount of a Participant’s Award, which amount shall be denominated in Shares.

6.2
Communication of Award. Each Award Agreement evidencing an Award of Performance Shares or Performance Units shall contain provisions regarding (i) the target and maximum amount payable to the Participant pursuant to the Award, (ii) the performance criteria and level of achievement versus these criteria that shall determine the amount of such payment, (iii) the Performance Cycle as to which performance shall be measured for determining the amount of any payment, (iv) the timing of any payment earned by virtue of performance, (v) restrictions on the alienation or transfer of the Award prior to actual payment, (vi) forfeiture provisions and (vii) such further terms and conditions, in each case not inconsistent with this Plan, as may be determined from time to time by the Committee.

6.3
Performance Criteria. Performance criteria established by the Committee shall relate to corporate, group, unit or individual performance, and may be established in terms of earnings, growth in earnings, ratios of earnings to equity or assets, or such other measures or standards determined by the Committee; provided, however, that the performance criteria for any portion of an Award of Performance Shares or Performance Units that is intended by the Committee to satisfy the requirements for “performance-based compensation” under Code Section 162(m) shall be a measure based on one or more Qualifying Performance Criteria selected by the Committee and specified at the time the Award is granted. Multiple performance targets may be used and the components of multiple performance targets may be given the same or different weighting in determining the amount of an Award earned, and may relate to absolute performance or relative performance measured against other groups, units, individuals or entities.

6.4
Discretionary Adjustments. Notwithstanding satisfaction of any performance goals, the amount paid under an Award of Performance Shares or Performance Units on account of either financial performance or personal performance evaluations may be reduced by the Committee on the basis of such further considerations as the Committee shall determine.

6.5
Payment of Awards. Following the conclusion of each Performance Cycle, the Committee shall determine the extent to which performance criteria have been attained, and the satisfaction of any other terms and conditions with respect to an Award relating to such Performance Cycle. The Committee shall determine what, if any, payment is due with respect to an Award and whether such payment shall be made in cash, Stock or a combination thereof. Payment shall be made in a lump sum or installments, as determined by the Committee at the time the Award is granted, commencing as promptly as practicable following the end of the applicable Performance Cycle, subject to such terms and conditions and in such form as may be prescribed by the Committee. Payment in Stock may be in Restricted Stock at the discretion of the Committee at the time the Award is granted.

6.6	Termination of Employment. Unless the Committee provides otherwise:

(a)
Due to Death or Disability. If a Participant ceases to be an Employee before the end of a Performance Cycle by reason of his death or permanent disability, the Performance Cycle for such Participant for the purpose of determining the amount of Award payable shall end at the end of the calendar quarter immediately preceding the date on which said Participant ceased to be an Employee. The amount of an Award payable to a Participant (or the Beneficiary of a deceased Participant) to whom the preceding sentence is applicable shall be paid at the end of the Performance Cycle, and shall be that fraction of the Award computed pursuant to the preceding sentence the numerator of which is the number of calendar quarters during the Performance Cycle during all of which said Participant was an Employee and the denominator of which is the number of full calendar quarters in the Performance Cycle.

(b)
Due to Reasons Other Than Death or Disability. Upon any other termination of employment of a Participant during a Performance Cycle, participation in the Plan shall cease and all outstanding Awards of Performance Shares or Performance Units to such Participant shall be cancelled.

7.
Restricted Stock Awards. An Award of Restricted Stock under the Plan shall consist of Shares the grant, issuance, retention, vesting and/or transferability of which are subject, during specified periods of time, to such conditions and terms as the Committee deems appropriate. Restricted Stock granted pursuant to the Plan need not be identical, but each grant of Restricted Stock must contain and be subject to the terms and conditions set forth below.

7.1
Award Agreement. Each Award of Restricted Stock shall be evidenced by an Award Agreement. Each Award Agreement shall contain provisions regarding (i) the number of Shares subject to the Award or a formula for determining such number, (ii) the purchase price of the Shares, if any, and the means of payment, (iii) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Restricted Stock as may be determined from time to time by the Committee, (iv) restrictions on the transferability of the Award and (v) such further terms and conditions, in each case not inconsistent with this Plan, as may be determined from time to time by the Committee. Shares issued under an Award of Restricted Stock may be issued in the name of the Participant and held by the Participant or held by the Company, in each case as the Committee may provide.

7.2
Vesting and Lapse of Restrictions. The grant, issuance, retention, vesting and/or settlement of Shares of Restricted Stock shall occur at such time and in such installments as determined by the Committee or under criteria established by the Committee. The Committee shall have the right to make the timing of the grant and/or the issuance, ability to retain, vesting and/or settlement of Shares of Restricted Stock subject to continued employment, passage of time and/or such performance criteria as deemed appropriate by the Committee; provided that in no event shall the grant, issuance, retention, vesting and/or settlement of Shares under an Award of Restricted Stock that is based on performance criteria and the level of achievement measured against such criteria be subject to a performance period of less than one year and no condition that is based solely upon continued employment or the passage of time shall provide for vesting or settlement in full of an Award of Restricted Stock over a Term of less than three years from the date the Award is granted, in each case other than as a result of or upon the death, disability or Retirement of the Participant or a change in control of the Company. Notwithstanding anything herein to the contrary, the limitations contained in the preceding sentence shall not apply to Restricted Stock that is granted in lieu of salary, cash bonus or other cash compensation, in which case there may be no minimum Term.

7.3
Rights as a Stockholder. A Participant shall have all voting, dividend, liquidation and other rights with respect to Restricted Stock held by such Participant as if the Participant held unrestricted Stock; provided that the unvested portion of any award of Restricted Stock shall be subject to any restrictions on transferability or risks of forfeiture imposed pursuant to Sections 7.1, 7.2 and 7.4. Unless the Committee otherwise determines or unless the terms of the applicable Award Agreement or grant provides otherwise, any noncash dividends or distributions paid with respect to shares of unvested Restricted Stock shall be subject to the same restrictions and vesting schedule as the Shares to which such dividends or distributions relate.

7.4	Termination of Employment. Unless the Committee provides otherwise:

(a)
Due to Death, or Permanent Disability. If a Participant ceases to be an Employee prior to the lapse of restrictions on Shares of Restricted Stock by reason of his death, permanent disability or retirement, all restrictions on Shares of Restricted Stock held for his benefit shall immediately lapse.

(b)
Due to Reasons Other Than Death, Permanent Disability or Retirement. Upon any other termination of employment prior to the lapse of restrictions, participation in the Plan shall cease and all Shares of Restricted Stock held for the benefit of a Participant shall be forfeited by the Participant.

7.5
Certificates. The Committee may require that certificates representing Shares of Restricted Stock be retained and held in escrow by a designated employee or agent of the Company or any Affiliate until any restrictions applicable to Shares of Restricted Stock so retained have been satisfied or lapsed. Each certificate issued in respect to an Award of Restricted Stock may, at the election of the Committee, bear the following legend:

“This certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture provisions and restrictions against transfer) contained in the 2009 Incentive Plan and the Restricted Stock Award. Release from such terms and conditions shall obtain only in accordance with the provisions of the Plan and the Award, a copy of each of which is on file in the office of the Secretary of Lakeland Industries, Inc..”

8.	Stock Awards.

8.1
Grant. A Participant may be granted one or more Stock Awards under the Plan; provided that such Award is granted in lieu of salary, cash bonus or other cash compensation. Stock Awards shall be subject to such terms and conditions, consistent with the other provisions of the Plan, as may be determined by the Committee.

8.2
Rights as a Stockholder. A Participant shall have all voting, dividend, liquidation and other rights with respect to Shares issued to the Participant as a Stock Award under this Section 8 upon the Participant becoming the holder of record of the Shares granted pursuant to such Stock Award; provided that the Committee may impose such restrictions on the assignment or transfer of Shares awarded pursuant to a Stock Award as it considers appropriate.

9.	Qualifying Retirement and Disqualifying Activity

9.1	Qualifying Retirement.

•
Unless otherwise determined by the Committee at or after the time of granting any award, and except for a “qualifying retirement” (discussed below), if a Participant’s employment by the Company or any subsidiary or affiliate terminates for any reason other than death or permanent disability, all restricted stock held by such Participant which is unvested or subject to restriction at the time of such termination will be forfeited at such time.

•
If a Participant’s employment with the Company or any of its subsidiaries or affiliates terminates for any reason other than death, permanent disability or the Participant’s involuntary termination for cause, and if immediately prior to the date of such termination of employment (i) the Participant is 55 years of age or older, and (ii) the sum of the Participant’s age and completed years of service as an employee of the Company or its subsidiaries or affiliates (disregarding fractions in both cases) totals 70 or more (a “qualifying retirement”), the following provisions will apply:

•	All shares of restricted stock awarded to the Participant which have vested as of the date of the qualifying retirement will be free of restrictions.

•
With respect to any time-based restricted stock award which has not vested, effective as of the Participant’s retirement date: (a) the award will remain in effect with respect to fifty percent (50%) of the shares covered thereby, and such award will vest on the Participant’s retirement date and such shares will be free of restrictions as of the vesting date; and (b) the award will be terminated with respect to the remaining fifty percent (50%) of the shares covered thereby.

•
With respect to any performance-based restricted stock award which has not vested, effective as of the Participant’s retirement date: (a) the award will remain in effect with respect to fifty percent (50%) of the shares covered thereby and will vest upon the achievement of the related performance goals (unless an award expires according to its terms prior to the satisfaction of the performance goals, in which event the award will terminate and applicable shares of restricted stock will be forfeited); and (b) the award will terminate as to the remaining fifty percent (50%) of the shares covered thereby. However, if the Participant is the Chief Executive Officer or a member of his or her direct reporting group, and such person has given the Company written notice at least one (1) full year prior to his or her qualifying retirement, no unvested performance-based restricted stock awards will terminate upon such retirement, and one hundred percent (100%) of the shares covered by such awards will remain in effect and will vest upon the achievement of the related performance goals (unless an award expires according to its terms prior to the satisfaction of the performance goals, in which event the award will terminate and applicable shares of restricted stock will be forfeited).

9.2	Disqualifying Activity.

Notwithstanding the foregoing, if the Committee determines that the Participant is or has engaged in any disqualifying activity (as defined below), then (1) to the extent that any restricted stock award held by such Participant has vested as of the disqualification date (as defined below), the Participant will have the right to receive all shares of restricted stock which are vested as of such date and (2) to the extent that any restricted stock award held by such Participant has not vested as of the disqualification date, the award will terminate, and all related shares will be forfeited, as of such date. Any determination by the Committee, which may act upon the recommendation of the Chief Executive Officer or other senior officer of the Company, that the Participant is or has engaged in any disqualifying activity, and as to the disqualification date, will be final and conclusive.

For purposes of this provision, the term “disqualifying activity” is defined in the Plan to include, among other activities:

•
directly or indirectly being an owner, officer, employee, advisor or consultant to a company that competes with the Company or its subsidiaries or affiliates to an extent deemed material by the Committee, or

•	disclosure to third parties or misuse of any confidential information or trade secrets of the Company, its subsidiaries or affiliates, or

•	any material violation of the Company’s Code of Business Conduct and Ethics or any other agreement between the Company and the Participant, or

•
failing in any material respect to perform his or her assigned responsibilities as an employee of the Company or any of its subsidiaries or affiliates, as determined by the Committee, in its sole judgment, after consulting with the Chief Executive Officer.

The ownership of less than 2% of the outstanding voting securities of a publicly traded corporation which competes with the Company or any of its subsidiaries or affiliates will not constitute a disqualifying activity.

The term “disqualifying date” is defined in the Plan as the earliest date as of which the Participant engaged in any disqualifying activity, as determined by the Committee.

10.  Options.   Options are not part of this Plan.

11.  Stock Appreciation Rights.  Stock Appreciation rights are not part of this Plan.

12.
Nontransferability of Rights. Unless the Committee provides otherwise, (i) no rights under any Award will be assignable or transferable and no Participant or Beneficiary will have any power to anticipate, alienate, dispose of, pledge or encumber any rights under any Award, and (ii) the rights and the benefits of any Award may be exercised and received during the lifetime of the Participant only by the Participant or by the Participant’s legal representative. The Participant may, by completing and signing a written beneficiary designation form which is delivered to and accepted by the Company, designate a beneficiary to receive any payment and/or exercise any rights with respect to outstanding Awards upon the Participant’s death. If at the time of the Participant’s death there is not on file a fully effective beneficiary designation form, or if the designated beneficiary did not survive the Participant, the person or persons surviving at the time of the Participant’s death in the first of the following classes of beneficiaries in which there is a survivor, shall have the right to receive any payment and/or exercise any rights with respect to outstanding Awards:

(a)	Participant’s surviving spouse;

(b)
Equally to the Participant’s children, except that if any of the Participant’s children predecease the Participant but leave descendants surviving, such descendants shall take by right of representation the share their parent would have taken if living;

(c)	Participant’s surviving parents equally;

(d)	Participant’s surviving brothers and sisters equally; or

(e)	The legal representative of the Participant’s estate.

If a person in the class surviving dies before receiving any payment and/or exercising any rights with respect to outstanding Awards (or the person’s share of any payment and/or rights in case of more than one person in the class), that person’s right to receive any payment and/or exercise any rights with respect to outstanding Awards will lapse and the determination of who will be entitled to receive any payment and/or exercise any rights with respect to outstanding Awards will be determined as if that person predeceased the Participant.

13.	Termination of Employment.

13.1	Transfers of employment between the Company and an Affiliate, or between Affiliates, will not constitute termination of employment for purposes of any Award.

13.2
The Committee may specify whether any authorized leave of absence or absence for military or government service or for any other reasons will constitute a termination of employment for purposes of the Award and the Plan.

14.
Reorganization. Unless the Committee or the Board otherwise determines either at the time the Award is granted or at any time thereafter, if substantially all of the assets of the Company are acquired by another corporation or in case of a reorganization of the Company involving the acquisition of the Company by another entity, then as to each Participant who is an Employee immediately prior to the consummation of the transaction:

(a)	Intentionally left blank

(b)	All restrictions with respect to Restricted Stock shall lapse immediately prior to the consummation of the transaction, and Shares free of restrictive legend shall be delivered to the Participant.

(c)
All Performance Cycles for the purpose of determining the amounts of Awards of Performance Shares and Performance Units payable shall end at the end of the calendar quarter immediately preceding the consummation of the transaction. The amount of an Award payable shall be that fraction of the Award computed pursuant to the preceding sentence, the numerator of which is the number of calendar quarters completed in the Performance Cycle through the end of the calendar quarter immediately preceding the consummation of the transaction and the denominator of which is the number of full calendar quarters in the Performance Cycle. The amount of an Award payable shall be paid within sixty days after consummation of the transaction.

For avoidance of doubt, this Section 14 shall not apply to the sale or other disposition by the Company of the assets of, or stock or other ownership interests in, an Affiliate unless such disposition would constitute a disposition of substantially all of the assets of the Company.

The Committee shall take such action as in its discretion may be necessary or advisable to carry out the provisions of this Section.

15.
Board Changes. Unless the Committee or the Board otherwise determines either at the time the Award is granted or at any time thereafter, on the date that a majority of the Board shall be persons other than persons (a) for whose election proxies shall have been solicited by the Board or (b) who are then serving as directors appointed by the Board to fill vacancies on the Board caused by death or resignation (but not by removal) or to fill newly-created directorships, then as to any Participant who is an Employee immediately prior to said date and who ceases to be an Employee within six months after said date for any reason other than as a result of death, permanent disability or Retirement:

(i)	Intentionally left blank

(ii)	All restrictions with respect to Restricted Stock shall lapse and Shares free of restrictive legend shall be delivered to the Participant.

(iii)
All Performance Cycles for the purpose of determining the amounts of Awards of Performance Shares and Performance Units payable shall end at the end of the calendar quarter immediately preceding the date on which said Participant ceased to be an Employee. The amount of an Award payable to said Participant shall be that fraction of the Award computed pursuant to the preceding sentence, the numerator of which is the number of calendar quarters during the Performance Cycle during all of which said Participant was an Employee and the denominator of which is the number of full calendar quarters in the Performance Cycle. The amount of an Award payable shall be paid within sixty days after said Participant ceases to be an Employee.

The Committee shall take such action as in its discretion may be necessary or advisable to carry out the provisions of this Section.

16.	Qualifying Performance-Based Compensation.

16.1
General. The Committee may specify that all or a portion of any Award is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code; provided that the performance criteria for any portion of an Award that is intended by the Committee to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code shall be a measure based on one or more Qualifying Performance Criteria selected by the Committee and specified at the time such Award is granted. The Committee shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting of any Award that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code. Notwithstanding satisfaction of any performance goals, the number of Shares issued or the amount paid under an Award may be reduced by the Committee on the basis of such further considerations as the Committee shall determine.

16.2
Qualifying Performance Criteria. For purposes of this Plan, the term “Qualifying Performance Criteria” shall mean any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Affiliate, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the Committee: Return on Equity (ROE), Return on Investment (ROI), Return on Assets (ROA), Sales, Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), or Earnings Per Share (EPS).

17.	Effective Date of the Plan.

17.1
Effective Date. The Plan was approved by the Board as of April 13, 2009, but it will only become effective (the “Effective Date”) when it is approved by the Company’s stockholders at the annual meeting of the Company’s stockholders on June 17, 2009 or any adjournment thereof (the “2009 Annual Meeting”). If this plan is not approved by the affirmative vote of the holders of a majority of the outstanding Shares of the Company present, or represented by proxy, and entitled to vote, at the 2009 Annual Meeting in accordance with the laws of the State of Delaware, this plan shall be void.

17.2
Duration of the Plan. The Plan shall remain available for the grant of Awards until the tenth (10th) anniversary of the Effective Date. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted and then in effect.

18.
Right to Terminate Employment. Nothing in the Plan shall confer upon any Participant the right to continue in the employment of the Company or any Affiliate or affect any right which the Company or any Affiliate may have to terminate employment of the Participant.

19.
Compliance With Laws; Listing and Registration of Shares. All Awards granted under the Plan (and all issuances of Stock or other securities under the Plan) shall be subject to all applicable laws, rules and regulations, and to the requirement that if at any time the Committee shall determine that the listing, registration or qualification of the Shares covered thereby upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the grant of such Award or the issue or purchase of Shares thereunder, such Award may not be exercised in whole or in part, or the restrictions on such Award shall not lapse, unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

20.
Conditions and Restrictions Upon Securities Subject to Awards. The Committee may provide that the Shares subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Shares issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Shares already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation (a) restrictions under an insider trading policy or pursuant to applicable law, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Company equity compensation arrangements, and (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

21.
Withholding Taxes. The Company or an Affiliate shall be entitled to: (a) withhold and deduct from future wages of a Participant (or from other amounts that may be due and owing to a Participant from the Company or an Affiliate), including all payments under this Plan, or make other arrangements for the collection of (including through the sale of Shares otherwise issuable pursuant to the applicable Award), all legally required amounts necessary to satisfy any and all federal, state, local and foreign withholding and employment-related tax requirements attributable to an Award, including, without limitation, the grant, exercise or vesting of, or payment of dividends with respect to, an Award or a disqualifying disposition of Common Stock received upon exercise of an Incentive Stock Option; or (b) require a Participant promptly to remit the amount of such withholding to the Company before taking any action with respect to an Award. To the extent specified by the Committee, withholding may be satisfied by withholding Stock to be received upon exercise or vesting of an Award or by delivery to the Company of previously owned Stock. In addition, the Company may reasonably delay the issuance or delivery of Shares pursuant to an Award as it determines appropriate to address tax withholding and other administrative matters.

22.
Deferral of Payments. The Committee may, in an Award Agreement or otherwise, provide for the deferred delivery of Shares upon settlement, vesting or other events with respect to Restricted Stock, or in payment or satisfaction of an Award of Performance Shares or Performance Units. Notwithstanding anything herein to the contrary, in no event will any deferral of the delivery of Shares or any other payment with respect to any Award be allowed if the Committee determines, in its sole discretion, that the deferral would result in the imposition of the additional tax under Section 409A(1)(B) of the Code.

23.
No Liability of Company. The Company and any Affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant, Beneficiary or any other person as to: (a) the non-issuance or sale of Stock as to which the Company has been unable to obtain, from any regulatory body having jurisdiction over the matter, the authority deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder; (b) any tax consequence to any Participant, Beneficiary or other person due to the receipt, exercise or settlement of any Award granted hereunder; or (c) any provision of law or legal restriction that prohibits or restricts the transfer of Shares issued pursuant to any Award.

24.
Amendment, Modification and Termination of the Plan. The Board or Committee may at any time terminate, suspend or modify the Plan, except that the Board or Committee will not, without authorization of the stockholders of the Company, effect any change (other than through adjustment for changes in capitalization as provided in Section 25) which will:

(a)	increase the total amount of Stock which may be awarded under the Plan;

(b)	increase the individual maximum limits in Section 4.3;

(c)	change the class of Employees eligible to participate in the Plan;

(d)	Intentionally left blank.

(e)	Intentionally left blank.

(f)	extend the duration of the Plan; or

(g)	otherwise amend the Plan in any manner requiring stockholder approval by law.

No termination, suspension, or modification of the Plan will adversely affect any right acquired by any Participant or any Beneficiary under an Award granted before the date of termination, suspension, or modification, unless otherwise agreed to by the Participant; but it will be conclusively presumed that any adjustment for changes in capitalization provided for in Section 25 does not adversely affect any right.

25.	Adjustment for Changes in Capitalization.

(a)
In the event that the number of Shares shall be increased or decreased through a reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend (other than regular, quarterly cash dividends), or otherwise, then each Share that has been authorized for issuance under the Plan, whether such Share is then currently subject to or may become subject to an Award under the Plan, as well as the per share limits set forth in Section 4, shall be appropriately adjusted by the Committee to reflect such increase or decrease, unless the Company provides otherwise under the terms of such transaction. The terms of any outstanding Award shall also be adjusted by the Committee as to price, number of Shares subject to such Award and other terms to reflect the foregoing events.

(b)
In the event there shall be any other change in the number or kind of outstanding Shares, or any stock or other securities into which such Shares shall have been changed, or for which it shall have been exchanged, whether by reason of a merger, consolidation or otherwise, then the Committee shall, in its sole discretion, determine the appropriate adjustment, if any, to be effected. In addition, in the event of such change described in this paragraph, the Committee may accelerate the time or times at which any Award may be exercised and may provide for cancellation of such accelerated Awards that are not exercised within a time prescribed by the Committee in its sole discretion.

(c)
No right to purchase fractional Shares shall result from any adjustment in Awards pursuant to this Section 25. In case of any such adjustment, the Shares subject to the Award shall be rounded down to the nearest whole Share. Notice of any adjustment shall be given by the Company to each Participant, which shall have been so adjusted and such adjustment (whether or not notice is given) shall be effective and binding for all purposes of the Plan.